Exhibit 99.1

Condensed Interim Financial Statements

Quest Rare Minerals Ltd.

(An Exploration Stage Corporation)

For the Quarter ended January 31, 2013

Unaudited

INDEX

Interim Statements of Financial Position	1

Interim Statements of Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Condensed Interim Financial Statements	5 – 18

NOTICE TO READER

Management has compiled the unaudited condensed interim financial statements of Quest Rare Minerals Ltd. as at January 31, 2013 and for the quarter then ended. These condensed interim financial statements have not been audited or reviewed by the Corporation’s independent auditors.

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF FINANCIAL POSITION

As at

	January 31, 2013 $	October 31, 2012 $

ASSETS
Current assets
Cash and cash equivalents	15,449,669	22,423,970
Investments [note 8]	6,500	4,003,316
Prepaid expenses and deposits	475,253	612,280
Commodity taxes and other receivables	2,274,478	1,239,995
Tax credits receivable	10,773,448	10,023,448

	28,979,348	38,303,009
Non-current assets
Tax credits receivable	2,432,225	1,987,225
Exploration and evaluation assets [note 4]	47,580,264	42,271,209

Total assets	78,991,837	82,561,443

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	4,576,304	7,329,239

Equity
Share capital	77,631,520	77,498,615
Contributed surplus	21,069,812	21,092,317
Deficit	(24,285,799)	(23,358,728)

Total equity	74,415,533	75,232,204

Total equity and liabilities	78,991,837	82,561,443

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF COMPREHENSIVE LOSS

	Quarter ended January 31
	2013	2012
	$	$

REVENUES
Operator fees	—	—

EXPENSES
Professional fees [note 7]	108,238	175,335
Investor relations	446,884	417,756
Administration expenses [notes 5 and 7]	381,389	317,018
Impairment of exploration and evaluation assets [note 4]	63,934	4,245

	1,000,445	914,354

Operating loss	(1,000,445)	(914,354)

Finance income	76,624	180,793
Unrealized (loss) gain on investments held for trading [note 9]	(3,250)	13,950

	73,374	194,743

Loss before income taxes	(927,071)	(719,611)
Deferred income taxes [note 3]	—	161,741

Net loss and comprehensive loss for the period	(927,071)	(557,870)

Net loss per share
Basic and fully diluted	(0.01)	(0.01)

Weighted average number of outstanding shares
Basic and fully diluted	61,939,195	61,729,684

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CHANGES IN EQUITY

As at

	Share capital		Warrants		Contributed surplus $	Deficit $	Total $

	#	$	#	$
Balance – October 31, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,568,213	(18,557,483)	78,102,669
Stock-based compensation [note 6]	—	—	—	—	315,355	—	315,355
Net loss for the quarter	—	—	—	—	—	(557,870)	(557,870)

Balance – January 31, 2011	61,729,684	77,418,495	3,315,485	5,673,444	13,883,568	(19,115,353)	77,860,154

Balance – October 31, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares for stock options [note 6]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 6]	—	—	—	—	66,150	—	66,150
Net loss for the quarter	—	—	—	—	—	(927,071)	(927,071)

Balance – January 31, 2013	62,159,684	77,631,520	—	—	21,069,812	(24,285,799)	74,415,533

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM STATEMENTS OF CASH FLOWS

	Quarter ended January 31
	2013 $	2012 $

OPERATING ACTIVITIES
Loss before income taxes	(927,071)	(719,611)
Items not impacting cash:
Impairment of exploration and evaluation assets	63,934	4,245
Interest income receivable	(6,434)	31,856
Unrealized loss (gain) on investments held for trading	3,250	(13,950)
Stock-based compensation	19,085	92,700

	(847,236)	(604,760)
Net change in non-cash working capital items	(818,069)	(1,014,868)

Net cash flows used in operating activities	(1,665,305)	(5,363,762)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(9,353,246)	(7,599,665)
Government credits	—	3,332,672
Disposal (acquisition) of investments	4,000,000	(3,124,000)

Net cash flows used in investing activities	(5,353,246)	(3,646,859)

FINANCING ACTIVITIES
Proceeds from exercise of share options	44,250	—

Net cash flows from financing activities	44,250	—

Net decrease in cash and cash equivalents	(6,974,301)	(9,010,621)
Cash and cash equivalents, beginning of period	22,423,970	25,942,689

Cash and cash equivalents, end of period	15,449,669	16,932,068

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

1. NATURE OF OPERATION

Quest Rare Minerals Ltd. [formerly Quest Uranium Corporation] [the “Corporation”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of the Corporation is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. The Corporation is a publicly-listed company and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2012. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements for the year ended October 31, 2012 which have been prepared in accordance with IFRS, as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors on March 11, 2013

Adoption of new standards

IAS 1 Presentation of Financial Statements - Components of Other Comprehensive Income

On November 1, 2012, the Corporation adopted the amendments to IAS 1 which changed the grouping of items presented in other comprehensive income. Items that could be reclassified [or “recycled”] to profit or loss at a future point in time [for example, upon derecognition or settlement] have to be presented separately from items that will never be reclassified. The adoption of the amendment had no impact on the Corporation’s financial position or performance.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the quarters ended January 31 is as follows:

	2013	2012
	$	$
Loss before income tax	(927,071)	(719,611)

Income tax recovery at the combined Federal and Provincial tax rate 26.76% [2012 – 26.94%]	(248,084)	(193,863)
Stock-based compensation	5,107	24,973
Other non-deductible expenses or non-taxable revenues	12,546	(46,464)
Effect of changes in tax rates on temporary items	—	53,613
Changes in valuation allowance	230,431	—

Tax recovery at an effective income tax rate	—	(161,741)

The deferred tax assets and liabilities of the Corporation consist of the following:

	January 31, 2013	October 31, 2012
	$	$

Future income tax assets
Non-capital loss carry-forwards	3,150,966	2,861,346
Share issue costs	347,904	404,559
Investments	4,785	4,359

	3,503,655	3,270,264

Future income tax liabilities
Mining properties and deferred costs	(2,764,669)	(2,761,709)

Net future income tax assets	738,986	508,555
Unrecognized deferred tax assets	(738,986)	(508,555)

Net future income tax liabilities	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

4. EXPLORATION AND EVALUATION ASSETS

During the quarter ended January 31, 2013, the Corporation maintained the following properties:

	November 1, 2012	Expenditures	Tax credits	Write-down	January 31, 2013
	$	$	$	$	$
Québec
Strange Lake
Acquisition	171,302	—	—	—	171,302
Exploration	32,504,287	6,262,682	(1,111,142)	—	37,655,827

Misery Lake
Acquisition	1,890,499	—	—	—	1,890,499
Exploration	3,914,029	104,755	(63,455)	—	3,955,329

Other
Acquisition	—	—	—	—	—
Exploration	—	33,655	(20,403)	(13,252)	—

	38,480,117	6,401,092	(1,195,000)	(13,252)	43,672,957

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	16,625	—	(16,625)	—

	—	16,625	—	(16,625)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	2,363	—	(2,363)	—

	—	2,363	—	(2,363)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	January 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,141	—	—	157,869
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	33,755	—	(33,755)	—

	1,181,639	100,844	—	(31,695)	1,250,788

Total Properties	39,661,756	6,520,924	(1,195,000)	(63,935)	44,923,745

Stock-based compensation [note 6]	2,609,453	47,066	—	—	2,656,519

	42,271,209	6,567,990	(1,195,000)	(63,935)	47,580,264

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2012, the Corporation maintained the following properties:

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
Québec
Strange Lake
Acquisition	116,153	55,149	—	—	171,302
Exploration	18,381,998	19,356,396	(5,234,107)	—	32,504,287

Misery Lake
Acquisition	1,809,135	81,364	—	—	1,890,499
Exploration	2,283,587	3,111,040	(1,480,598)	—	3,914,029

George River
Acquisition	—	—	—	—	—
Exploration	—	1,275	(607)	(668)	—

Nanuk
Acquisition	22,187	5,995	—	(28,182)	—
Exploration	113,566	—	—	(113,566)	—

Ramusio Lake
Acquisition	3,031	—	—	(3,031)	—
Exploration	8	—	—	(8)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	366,971	(174,648)	(192,323)	—

	22,729,665	22,978,190	(6,889,960)	(337,778)	38,480,117

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	5,984	—	(5,984)	—

	—	5,894	—	(5,984)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2011	Expenditures	Tax credits	Write-down	October 31, 2012
	$	$	$	$	$
New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	5,309	—	(5,309)	—

	—	5,309	—	(5,309)	—

Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	—	157,054
Exploration	177,656	—	—	—	177,656

Misery Lake
Acquisition	(2,250)	—	—	—	(2,250)
Exploration	159	31	—	—	190

Alterra – Strange Lake
Acquisition	42,889	47,839			90,728
Exploration	151,562	600,010			751,572

Ramusio Lake
Acquisition	170	—	—	(170)	—
Exploration	111	—	—	(111)	—

Voisey’s Bay
Acquisition	1,080	(900)	—	—	180
Exploration	—	6,509	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	70,593	—	(70,593)	—

	528,431	724,082	—	(70,874)	1,181,639

Total Properties	23,258,096	23,713,565	(6,889,960)	(419,945)	39,661,756

Stock-based compensation	2,176,486	432,967	—	—	2,609,453

	25,434,582	24,146,532	(6,889,960)	(419,945)	42,271,209

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at January 31, 2013 a total of $4,145,501 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [January 31, 2012 - $1,965,857]. These amounts have been excluded from the statements of cash flows.

During the quarter ended January 31, 2013, significant changes occurred in the following properties:

Misery Lake, Québec / Newfoundland and Labrador

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1030 mining claims in Québec and covers an area of 50,053 hectares. The 45 claims in Newfoundland and Labrador covering 1,125 hectares were allowed to lapse during the quarter ended January 31, 2013. The Corporation wrote off mining acquisition costs of ($2,250) and deferred exploration expenditures of $190.

Nanuk, Québec

During the year ended October 31, 2012 no exploration work was conducted on the property and a total of 135 claims were allowed to lapse. Further, as at January 24, 2013, an additional 70 claims were allowed to lapse. As at October 31, 2012, the decision was made to allow all remaining claims to lapse as they fell due. As a result, during the quarter ended October 31, 2012, the Corporation wrote off mining acquisition costs of $28,182 and deferred exploration expenditure of $113,566.

Alterra – Strange Lake Option Property / Newfoundland and Labrador

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Other, Québec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended January 31, 2013.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

5. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in administration expenses for the quarter ended January 31:

	2013	2012
	$	$
Office Expenses:
Salaries and other employee benefits	115,768	75,013
Directors’ fees	53,750	48,750
Directors’ and Officers’ Insurance	26,251	24,973
Rent	45,970	16,497
Telephone and internet	2,600	2,366
IT Services	12,847	6,715
Other Office Expenses	99,857	44,109
Bank Charges	2,884	1,785
Foreign Exchange losses	2,377	4,110
Stock-based compensation	19,085	92,700

Total	381,389	317,018

6. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

[a] Common shares

Issuances during the quarter ended January 31, 2013

[i]	During the quarter ended January 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

6. SHARE CAPITAL [Cont’d]

Issuances during the quarter ended January 31, 2012

[ii]	There were no issuances of common shares during the quarter ended January 31, 2012.

[b] Stock based compensation

The outstanding options as at January 31, 2013 and October 31, 2012 and the respective changes during the quarter and the year then ended are summarized as follows:

	Quarter ended January 31, 2013		Year ended October 31, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	5,353,334	3.08	5,058,334	3.04
Granted	—	—	705,000	2.68
Exercised	(295,000)	0.15	(110,000)	0.13
Expired/cancelled	—	—	(300,000)	2.61

Outstanding, end of period	5,058,334	3.25	5,353,334	3.08

The following options are outstanding and exercisable as at January 31, 2013.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $

0.00 to 0.749	316,667	1.03	0.10	316,667	0.10
0.75 to 1.499	650,000	1.48	0.75	750,000	0.75
1.50 to 2.249	355,000	5.46	1.97	355,000	2.02
2.25 to 2.999	1,070,000	6.84	2.72	953,331	2.72
3.75 to 4.499	1,646,667	7.45	4.43	1,606,666	4.43
4.50 to 5.249	745,000	7.75	4.64	745,000	4.64
5.25 to 5.999	275,000	7.48	5.70	175,000	5.70

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

6. SHARE CAPITAL [Cont’d]

No stock options were granted during the quarter ended January 31, 2013. The fair value of stock options granted during the quarter ended January 31, 2012 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

2012
Risk-free interest rate	1.31%
Forfeiture Rate	2.00%
Expected volatility	95%
Dividend yield	Nil
Expected life [in years]	5
Fair value at grant date	$1.98

[c] Warrants

There were no warrants outstanding as at October 31, 2012 and January 31, 2013 or March 11, 2013.

[d] Restricted and Deferred Share Unit Plans

The outstanding RSUs and DSUs as at January 31, 2013 and the respective changes during the quarter then ended are summarized as follows:

	Quarter ended January 31, 2013
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Restricted Share Units		Deferred Share Units
Outstanding, beginning of quarter	125,000	1.73	150,000	1.73
Cancelled during quarter	(125,000)	1.73	—	—

Outstanding, end of quarter	—	—	150,000	1.73

Units exercisable	—	—	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

6. SHARE CAPITAL [Cont’d]

The RSUs cancelled during the quarter related to units which lapsed when a vesting condition, set by the Board of Directors, failed to be met, causing the units to lapse. As a result, during the quarter ended January 31, 2013, an amount of $25,121 was credited to administration expenses and $6,280 was credited to exploration and evaluation assets in respect of stock-based compensation expense reversed and a corresponding reduction of $31,401 to contributed surplus.

[e] Stock-based compensation

For the quarter ended January 31, 2013, included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $19,085 [2012 – $92,700]. Included in exploration and evaluation assets was a stock-based compensation expense of $47,066 [2012 – $222,655].

7. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the quarter ended January 31, 2013, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 (2012 – nil).

[b]	During the quarter ended January 31, 2013, the Corporation incurred fees in the amount of $176,455 [2012 – $95,481] to a law firm in which an officer and director of the Corporation is a partner, of which $56,392 was recorded in professional fees and $120,063 was recorded in exploration and evaluation assets [2012 – $95,481 and nil respectively]. As at January 31, 2013 an amount of $76,512 [October 31, 2012 – $106,056] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[c]	During the quarter ended January 31, 2013, the Corporation entered into non-interest bearing on-demand loans with a Director and also with an Officer of the Corporation. The loans were made specifically to allow the borrowers to exercise stock options for common shares in the Corporation and to pay related taxes at a time when the Corporation’s regulations governing the sale of the Corporation’s securities on the open market prohibited the borrowers from selling the shares acquired. As at January 31, 2013, the amounts included in commodity taxes and other receivables in respect of these loans, were $77,151 and $21,639 respectively [October 31, 2012 – nil and nil respectively].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

7. RELATED PARTY TRANSACTIONS [Cont’d]

[d] Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the quarters ended January 31, 2013 and 2012, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2013 $	2012 $
Salaries, employee benefits	172,439	138,266
Directors’ fees	53,750	48,750
Stock compensation	(5,701)	—

Total compensation paid to key management personnel	220,488	187,016

8. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation’s investments are classified as follows:

			January 31, 2013		October 31, 2012
	Classification	Fair value level	Carrying value $	Carrying value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	6,500	6,500	9,750	9,750
Provincial bonds	Held-to-maturity	II	—	—	3,993,566	3,996,640

			6,500	6,500	4,003,316	4,006,390

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at January 31, 2013. The Corporation’s cash and cash equivalents are deposited with a major Canadian chartered bank and a Canadian Financial institution and are held in highly-liquid investments.

The Corporation’s receivables consist mainly of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at January 31, 2013, the Corporation had a total of $15,449,669 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk and foreign currency risk.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

January 31, 2013

8. FINANCIAL INSTRUMENTS [Cont’d]

[a] Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation does not have any interest-bearing debt. The Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of their interest rate. Based on the exposures to cash and cash equivalents as at January 31, 2013 and assuming that all other variables remain constant, an increase or decrease of 100 basis point of the interest rate during the quarter would result in a decrease or increase of $3,862 respectively in comprehensive loss before income taxes.

The rates as at January 31, 2013 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2012 – range of 1.20%-1.50%] and 0.10% [October 31, 2012 – 0.10%], respectively.

[b] Foreign currency risk

The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s exposure to foreign currency is nominal.

As at January 31, 2013, the amount of cash and cash equivalents held in U.S. dollars was $15,143 [October 31, 2012 – $185,382].